Exhibit 99.1

Vision Marine Technologies Inc.

Condensed Interim Consolidated financial statements

For the Nine-Month Periods Ended May 31, 2023 and May 31, 2022

(Unaudited)

Vision Marine Technologies Inc.

Consolidated statement of financial position

(Unaudited)

	As at May 31, 2023	As at August 31, 2022
	$	$
Assets
Current
Cash	1,536,064	5,824,716
Trade and other receivables [note 3]	583,390	472,548
Inventories [note 4]	2,719,508	2,093,776
Prepaid expenses	1,005,283	2,472,301
Grants and investment tax credits receivable	-	681,663
Income tax receivable	184,099	-
Share subscription receivable [note 14]	39,200	39,200
Advances to related parties [note 14]	20,262	16,736
Total current assets	6,087,806	11,600,940
Debentures [note 5]	-	2,435,000
Right-of-use assets [note 6]	2,613,667	2,261,100
Property and equipment [note 7]	2,354,863	2,218,982
Intangible assets [note 8]	1,006,063	1,112,670
Goodwill [note 8]	9,726,002	9,352,640
Other financial assets	115,291	118,877
Total assets	21,903,692	29,100,209

Liabilities and shareholders’ equity
Current
Credit facility [note 9]	235,000	-
Trade and other payables [notes 10 & 14]	1,777,861	1,030,331
Income tax payable	-	3,188
Contract liabilities [note 11]	850,042	1,029,318
Current portion of lease liabilities [note 12]	673,267	561,168
Current portion of long-term debt [note 13]	293,980	72,090
Other financial liabilities	130,540	177,834
Total current liabilities	3,960,690	2,873,929
Lease liabilities [note 12]	2,151,685	1,854,381
Long-term debt [note 13]	96,714	155,259
Derivative liabilities [note 15]	3,253,024	-
Deferred income taxes	151,112	188,044
Total liabilities	9,613,225	5,071,613

Shareholders’ equity
Capital stock [note 15]	46,851,134	43,441,591
Contributed surplus [note 16]	11,600,738	10,560,886
Accumulated other comprehensive income	1,093,086	697,671
Deficit	(47,254,491)	(30,671,552)
Total shareholders’ equity	12,290,467	24,028,596
	21,903,692	29,100,209

See accompanying notes

Vision Marine Technologies Inc.

  Consolidated statement of changes in equity (deficit)

(Unaudited)

Nine months ended May 31,

					Accumulated
					other
			Contributed		comprehensive
	Capital stock		surplus	Deficit	income	Total
	Units	$	$	$	$	$
Shareholders’ equity as at August 31, 2021	8,324,861	42,834,982	7,861,405	(17,559,766)	388,566	33,525,187
Total comprehensive loss	-	-	-	(9,065,927)	3,782	(9,062,145)
Share issuance, net of transactions costs of nil [note 15]	65,720	442,556	-	-	-	442,556
Share-based compensation [note 16]	-	-	2,545,720	-	-	2,545,720
Shareholders’ equity as at May 31, 2022	8,390,581	43,277,538	10,407,125	(26,625,693)	392,348	27,451,318
Shareholders’ equity as at August 31, 2022	8,417,923	43,441,591	10,560,886	(30,671,552)	697,671	24,028,596
Total comprehensive loss	-	-	-	(16,582,939)	395,415	(16,187,524)
Options exercised	5,057	30,949	(12,238)	-	-	18,711
Share issuance, net of transactions costs of $285,832 [note 15]	1,509,005	3,378,594	-	-	-	3,378,594
Share-based compensation [note 16]	-	-	1,052,090	-	-	1,052,090
Shareholders’ equity as at May 31, 2023	9,931,985	46,851,134	11,600,738	(47,254,491)	1,093,086	12,290,467

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statement of comprehensive loss

(Unaudited)

	Three months ended May 31, 2023	Three months ended May 31, 2022	Nine months ended May 31, 2023	Nine months ended May 31, 2022
	$	$	$	$
Revenues [note 17]	1,300,100	2,014,769	3,531,055	3,975,140
Cost of sales [note 4]	927,749	890,649	2,785,104	2,079,821
Cost of sales E-Motion [note 17]	-	-	220,000	-
Gross profit	372,351	1,124,120	525,951	1,895,319

Expenses
Research and development [note 18]	751,674	32,670	5,072,428	50,179
Salaries and benefits	899,864	968,126	2,725,049	2,571,948
Selling and marketing expenses	620,015	356,660	1,760,596	1,496,935
Professional fees	1,234,357	571,452	2,814,576	2,452,900
Office and general	734,996	551,633	2,132,247	1,485,823
Share-based compensation [note 16]	628,923	367,054	1,052,090	2,545,720
Depreciation	205,690	52,758	421,533	178,217
Net financial expense (income) [note 19]	(1,413,084)	99,608	(1,230,217)	213,419
Impairment loss on Debentures [note 5]	-	-	2,637,000	-
Other expense (income)	6,983	(21,887)	(67,427)	(86,876)
	3,669,418	2,978,074	17,317,875	10,908,265

Loss before tax	(3,297,067)	(1,853,954)	(16,791,924)	(9,012,946)
Income taxes
Current tax expense (recovery)	(201,848)	86,078	(171,848)	52,257
Deferred tax expense (recovery)	-	7	(37,137)	724
	(201,848)	86,085	(208,985)	52,981
Net loss for the period	(3,095,219)	(1,940,039)	(16,582,939)	(9,065,927)

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	38,580	(40,044)	395,415	3,782
Other comprehensive income (loss), net of tax	38,580	(40,044)	395,415	3,782
Total comprehensive loss for the period, net of tax	(3,056,639)	(1,980,083)	(16,187,524)	(9,062,145)

Weighted average shares outstanding	9,709,759	8,380,461	8,860,666	8,318,525
Basic and diluted loss per share	(0.32)	(0.23)	(1.87)	(1.09)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statement of cash flows

(Unaudited)

Nine months ended May 31,

	2023	2022
	$	$
Operating activities
Net loss	(16,582,939)	(9,065,927)
Depreciation	792,625	722,679
Accretion on long-term debt and lease liability	119,639	110,380
Share-based compensation – options	1,052,090	2,545,720
Shares issued for services	590,303	442,556
Loss on debentures	2,435,000	436,500
Gain on derivative liabilities [note 15]	(1,613,058)	-
Income tax expense (recovery)	(208,985)	52,981
Income tax paid	(14,040)	(295,025)
Gain on disposal of property and equipment	88,230	-
Gain on lease termination	(50,991)	(3,668)
Effect of exchange rate fluctuation	79,761	(17,463)
	(13,312,365)	(5,071,267)

Net change in non-cash working capital items
Trade and other receivables	(110,842)	(205,369)
Inventories	(625,732)	(1,266,366)
Grants and investment tax credits receivable	681,663	(737,613)
Other financial assets	3,586	(81,769)
Prepaid expenses	1,467,019	(2,778,820)
Trade and other payables	747,530	22,235
Contract liabilities	(179,276)	654,818
Other financial liabilities	(47,293)	(49,773)
Cash used in operating activities	(11,375,710)	(9,513,924)

Investing activities
Additions to property and equipment	(834,296)	(680,536)
Proceeds from the disposal of property and equipment	401,782	46,346
Additions to intangible assets	-	(32,202)
Cash used in investing activities	(432,514)	(666,392)

Financing activities
Increase in long-term debt	258,000	282,424
Repayment of long-term debt	(113,242)	(54,455)
Advances to related parties	-	176,771
Shares issued for options exercised	18,711	-
Increase in credit facility	235,000	-
Issuance of shares and warrants, net of transaction costs [note 15]	7,654,373	-
Repayment of lease liabilities	(533,270)	(516,393)
Cash provided (used) by financing activities	7,519,572	(111,653)

Net decrease in cash during the period	(4,288,652)	(10,291,969)
Cash, beginning of period	5,824,716	18,147,821
Cash, end of period	1,536,064	7,855,852

See accompanying notes

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

1. Incorporation and nature of business

Vision Marine Technologies Inc. [the “Company”] was incorporated on August 29, 2012 and its principal business is to manufacture and sell or rent electric boats. The Voting Common Shares of the Company are listed under the trading symbol “VMAR” on Nasdaq.

The Company is incorporated in Canada and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

Sale of electric boats

The sale of electric boats segment has a seasonal aspect to its operations. Most customers purchase their electric boats from the Company with the intention of utilizing them during the summer period which typically runs from early June to late August and corresponds to the Company’s fourth quarter of a financial year. As such, the revenues in this operating segment fluctuates based on the level of boat deliveries, with a high and a low in the fourth quarter and the first quarter, respectively.

Rental of electric boats

Revenue generated by the rental of electric boats segment also has a seasonal aspect to its operations. Boat rental as an activity is highly sought by customers when the weather is milder, which is typically the case during the period from May to August. A colder-than-expected or rainier summer in any given year could have an impact on the segment’s revenues and hence on its profitability. Revenue from the boat club memberships is not impacted by seasonality as the memberships are typically on an annual basis.

2. Basis of preparation

Compliance with IFRS

These condensed interim consolidated financial statements are for the three and nine months ended May 31, 2023 and have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the consolidated financial statements for the year ended August 31, 2022.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2022.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on July 12, 2023.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

Basis of measurement

These condensed interim consolidated financial statements are presented in Canadian dollars and were prepared on a historical cost basis.

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company, and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

Name of subsidiary	Principal activity	Country of incorporation and operation	Proportion of ownership held by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental Ltd.	Operates an electric boat rental center	United States	100%
EB Rental Ventura Corp.	Operates an electric boat rental center	United States	100%
Vision Marine Technologies Corp.	Operates an electric boat service center	United States	100%

Foreign currency translation

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currencies of 7858078 Canada Inc. is the Canadian dollar and EB Rental Ltd., EB Rental Ventura Corp. and Vision Marine Technologies Corp. is the US dollar.

The exchange rates for the currencies used in the preparation of the interim condensed consolidated financial statements were as follows:

	Exchange rate as at		Average exchange rate for
	May 31, 2023	August 31, 2022	Nine months ended May 31, 2023
US dollar	1.3598	1.3076	1.3511

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where judgments, estimates and assumptions are considered significant to the condensed interim consolidated financial statements remain unchanged to the 2022 annual financial statements.

3. Trade and other receivables

	As at May 31, 2023	As at August 31, 2022
	$	$
Trade receivables	396,367	108,716
Sales taxes receivable	183,272	194,523
Interest and other receivables	3,751	169,309
	583,390	472,548

Trade receivable disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at May 31, 2023, trade receivables of $396,367 [August 31, 2022 – $31,091] were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

	As at May 31, 2023	As at August 31, 2022
	$	$
0 – 30	-	77,625
31 – 60	101,047	-
61 – 90	5,006	14,212
91 and over	290,314	16,879
	396,367	108,716

There were no movements in the allowance for expected credit losses for the three and nine months ended May 31, 2023 and the year ended August 31, 2022.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

4. Inventories

	As at May 31, 2023	As at August 31, 2022
	$	$
Raw materials	1,926,581	1,709,368
Work-in-process	125,172	75,170
Finished goods	667,755	309,238
	2,719,508	2,093,776

For the three and nine months ended May 31, 2023, inventories recognized as an expense amounted to $401,021 and $2,258,376 respectively [May 31, 2022 – $890,649 and $2,079,821 respectively].

For the three and nine months ended May 31, 2023, cost of sales includes depreciation of $4,273 and $318,398 respectively [May 31, 2022 – $188,152 and $544,462 respectively].

5. Debentures

On May 14, 2021, the Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of The Limestone Boat Company Limited [“Limestone”], a publicly traded company listed under the trading symbol "BOAT" on the TSX Venture Exchange [the "Debentures"], for an aggregate amount of $3,400,000.

The Debentures bear interest at a rate of 10% per annum, payable annually in arrears, and have a 36-month term [the “Term”]. The Debentures are convertible at any time at the option of the Company into common shares of Limestone [“Common Shares”] at a conversion price of $0.36 per Common Share [the “Conversion Price”]. If at any time following 120 days from the date of issuance of the Debentures [the “Closing Date“] and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.50 per Common Share for 20 consecutive trading days, Limestone may notify the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

The Debentures are carried at fair value through profit and loss and are considered as Level 2 financial instruments in the fair value hierarchy.

On January 20, 2023, Limestone announced that Limestone’s U.S. subsidiaries filed a Chapter 7 of the Bankruptcy Code in the U.S. As a result, the Company recorded an impairment on the entire value of the Debentures at the amount of nil and $2,637,000 in the three and nine months ended May 31, 2023 [May 31, 2022 – nil].

For the three and nine months ended May 31, 2023, the Company recorded a loss of nil and $109,667 respectively [May 31, 2022 – $115,000 and $436,500 respectively] in net finance expense for change in the fair value of the Debentures [note 19].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

6. Right-of-use assets

	Premises	Computer equipment	Rolling stock	Boat rental fleet	Total
	$	$	$	$	$
Cost
Balance at August 31, 2021	2,746,118	3,646	202,536	326,868	3,279,168
Additions	93,565	-	141,043	-	234,608
Disposals	-	-	(255,953)	(115,409)	(371,362)
Currency translation	40,356	-	394	-	40,750
Balance at August 31, 2022	2,880,039	3,646	88,020	211,459	3,183,164

Additions	922,479	-	-	-	922,479
Disposals	-	-	(46,200)	(127,868)	(174,068)
Transferred to property and equipment	-	(3,646)	-	(41,161)	(44,807)
Currency translation	44,154	-	2,100	-	46,254
Balance at May 31, 2023	3,846,672	-	43,920	42,430	3,933,022

Accumulated depreciation
Balance at August 31, 2021	334,357	576	14,949	24,087	373,969
Depreciation	488,050	2,302	71,488	89,617	651,457
Disposal	-	-	(66,122)	(37,240)	(103,362)
Balance at August 31, 2022	822,407	2,878	20,315	76,464	922,064
Depreciation	448,738	768	20,155	21,442	491,103
Disposal	-	(3,646)	(13,475)	(76,691)	(93,812)
Balance at May 31, 2023	1,271,145	-	26,995	21,215	1,319,355

Net carrying amount
As at August 31, 2022	2,057,632	768	67,705	134,995	2,261,100
As at May 31, 2023	2,575,527	-	16,925	21,215	2,613,667

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

7. Property and equipment

	Machinery and equipment	Rolling stock	Computer equipment	Moulds	Leasehold improvements	Boat rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2021	302,938	32,175	14,647	691,005	131,233	513,317	1,685,315
Additions	30,146	197,739	11,284	220,919	133,123	582,720	1,175,931
Disposals	-	(111,215)	(4,899)	-	-	(154,714)	(270,828)
Currency translation	-	(35)	-	-	-	30,154	30,119
Balance at August 31, 2022	333,084	118,664	21,032	911,924	264,356	971,477	2,620,537
Additions	41,209	69,350	565	30,501	87,959	604,712	834,296
Transferred from right-of-use assets	-	-	3,646	-	-	41,161	44,807
Disposals	-	(67,043)	-	-	-	(467,151)	(534,194)
Currency translation	-	(2,347)	-	-	-	(67,771)	(70,118)
Balance at May 31, 2023	374,293	118,624	25,243	942,425	352,315	1,082,428	2,895,328

Accumulated depreciation
Balance at August 31, 2021	167,604	24,362	8,398	50,420	11,579	8,443	270,806
Depreciation	30,200	23,938	5,079	22,608	32,926	43,196	157,947
Disposal	-	(18,301)	(674)	-	-	(8,223)	(27,198)
Balance at August 31, 2022	197,804	29,999	12,803	73,028	44,505	43,416	401,555
Depreciation	23,305	24,483	3,431	28,273	52,282	51,318	183,092
Disposal	-	(7,542)	-	-	-	(36,640)	(44,182)
Balance at May 31, 2023	221,109	46,940	16,234	101,301	96,787	58,094	540,465

Net carrying amount
As at August 31, 2022	135,280	88,665	8,229	838,896	219,851	928,061	2,218,982
As at May 31, 2023	153,184	71,684	9,009	841,124	255,528	1,024,334	2,354,863

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

8. Intangible assets and goodwill

	Intellectual property	Software	Trade name	Backlog	Website	Total
	$	$	$	$	$	$
Cost
Balance at August 31, 2021	1,035,070	73,573	93,856	79,220	18,771	1,300,490
Additions	-	28,202	4,000	-	-	32,202
Currency translation	-	-	438	330	87	855
Balance at August 31, 2022	1,035,070	101,775	98,294	79,550	18,858	1,333,547
Additions
Currency translation	-	-	6,057	4,556	1,211	11,824
Balance at May 31, 2023	1,035,070	101,775	104,351	84,106	20,069	1,345,371

Accumulated depreciation
Balance at August 31, 2021	55,581	7,107	4,633	6,520	927	74,768
Depreciation	103,508	17,593	9,806	13,310	1,892	146,109
Balance at August 31, 2022	159,089	24,700	14,439	19,830	2,819	220,877
Depreciation	77,631	9,690	15,370	12,726	3,014	118,431
Balance at May 31, 2023	236,720	34,390	29,809	32,556	5,833	339,308

Net carrying amount
As at August 31, 2022	875,981	77,075	83,855	59,720	16,039	1,112,670
As at May 31, 2023	798,350	67,385	74,542	51,550	14,236	1,006,063

The balance of goodwill is at $9,726,002 at May 31, 2023 [August 31, 2022 – $9,352,640], with the change since acquisition date due to foreign exchange translation.

9. Credit facility

The Company has an authorized line of credit of $250,000 bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all present and future accounts receivable and inventory. As at May 31, 2023, the Company has drawn an amount of $235,000 [August 31, 2022 – Nil] on the line of credit.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

10. Trade and other payables

	As at May 31, 2023	As at August 31, 2022
	$	$
Trade payable	1,473,770	737,946
Sales taxes payable	53,762	21,547
Government remittances	-	9,450
Salaries and vacation payable	250,329	261,388
	1,777,861	1,030,331

11. Contract liabilities

	$	$
Opening balance as at August 31, 2022 and 2021	1,029,318	898,713
Payments received in advance	917,935	2,502,080
Boat sales deposits	152,277	87,609
Payments reimbursed	(8,159)	(2,615)
Transferred to revenues	(1,277,728)	(2,475,307)
Currency translation	36,399	18,838
Closing balance as at May 31, 2023 and August 31, 2022	850,042	1,029,318

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

12. Lease liabilities

	$	$
Opening balance as at August 31, 2022 and 2021	2,415,549	2,966,816
Additions	1,023,090	234,608
Repayment	(533,270)	(695,749)
Interest on lease liability	101,052	141,994
Lease termination	(131,247)	(273,652)
Currency translation	(50,222)	41,532
Closing balance as at May 31, 2023 and August 31, 2022	2,824,952	2,415,549

Current	673,267	561,168
Non-current	2,151,685	1,854,381
	2,824,952	2,415,549

Future undiscounted lease payments as at May 31, 2023 are as follows:

$
Less than one year	742,792
One to five years	2,356,711
3,099,503

13. Long-term debt

	As at May 31, 2023	As at August 31, 2022
	$	$
The government assistance loan is non-interest bearing until December 31, 2022 at which time the loan bears interest at 5% per annum. The loan must be repaid by December 31, 2025.	40,000	39,342
Term loans, bearing interest at rates varying 9.44% and 12.90% per annum payable in monthly installments of $23,337 ending January 2025.	350,694	188,007
	390,694	227,349
Current portion of long-term debt	293,980	72,090
	96,714	155,259

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

14. Related party transactions

Companies related through common ownership

Montana Strategies Inc.

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

9335-1427 Quebec Inc.

Hurricane Corporate Services Ltd.

Mac Engineering, SASU

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

The following table summarizes the Company’s related party transactions for the period:

	Three months ended May 31, 2023	Three months ended May 31, 2022	Nine months ended May 31, 2023	Nine months ended May 31, 2022
	$	$	$	$
Research and Development
Mac Engineering, SASU	22,418	134,962	150,113	455,331

Office salaries and benefits
Montana Strategies Inc.	-	14,488	23,733	48,616

The Company leases its Boisbriand premises from California Electric Boat Company Inc. As at May 31, 2023, the right-of-use assets and lease liabilities related to those leases amount to $2,120,495 and $1,523,233 respectively [August 31, 2022 – $889,866 and $971,399 respectively] [notes 6 and 12].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

Remuneration of directors and key management of the Company

	Three months ended May 31, 2023	Three months ended May 31, 2022	Nine months ended May 31, 2023	Nine months ended May 31, 2022
	$	$	$	$
Wages	731,195	664,573	1,880,567	1,905,467
Share-based payments	580,239	328,994	647,965	2,426,874
	1,311,434	993,567	2,528,532	4,332,341

The amounts due to and from related parties are as follows:

	As at May 31, 2023	As at August 31, 2022
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to related party
Alexandre Mongeon	17,404	16,736

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	6,375	16,000
Patrick Bobby	4,616	12,308
Kulwant Sandher	3,022	8,062
Xavier Montagne	3,110	8,292
	17,123	44,662

Advances from related parties are non-interest bearing and have no specified terms of repayment.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

15. Capital stock

Authorized

Voting Common Shares, voting and participating

Issued

	As at May 31, 2023	As at August 31, 2022
	$	$
9,931,985 voting common shares [August 31, 2022 – 8,417,923]	46,851,134	43,441,591

Subscription and issuance of Voting Common Shares

During the three and nine months ended May 31, 2023, the Company issued a total of 65,790 and 98,400 Voting Common Shares, respectively, to third parties in exchange for marketing services provided to the Company.

During the three and nine months ended May 31, 2023, the Company issued nil and 5,057 Voting Common Shares upon the exercises of two former employees’ stock options.

During the three and nine months ended May 31, 2023, the Company issued 381,293 and 1,410,605 Voting Common Shares and warrants to purchase Voting Common Shares, respectively [note 16] as part of the financing rounds for a total cash consideration price of $2,047,648, net of transaction costs of $101,942 and $7,165,280, net of transaction costs of $774,759. During the three and nine months ended May 31, 2023, the warrants issued are to purchase 381,293 and 1,410,605 Voting Common Shares of the Company, respectively for a period of three years from the grant date at an exercise price of U.S. $4.21.

The Company assessed the classification of the compound financial instrument issued, whether the warrants issued meet the criteria of an equity instrument (i.e. the warrants would be settled by the issuance of fixed number of common shares of the Company at a fixed exercise price) or a financial liability. Since the exercise price of these warrants is denominated in U.S. dollar, while the functional currency of the Company is Canadian dollar, the value of the proceeds on exercise of the warrants is not fixed and will vary based on the foreign exchange rate movements. As such, the Company classified the warrants, other than warrants issued as compensation for goods and services, as derivative liabilities, measured at fair value at initial recognition and at each reporting period. Refer to note 16 for details on the assumptions used to determine the fair value. Any changes in fair value are recorded as gain or loss in the consolidated statement of comprehensive loss. At issuance and as at May 31, 2023, the derivative liabilities amounted to $4,866,082 and $3,253,024, respectively [August 31, 2022 – Nil], with the allocated transaction costs of $489,096 recorded in net finance expense [note 19].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

16. Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On multiple grant dates, the Company granted a total of 1,917,526 stock options at exercise prices varying between $2.78 and $16.29 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three and nine months ended May 31, 2023 amounts to $628,923,139 and $1,052,090 respectively [May 31, 2022 – $367,054 and $2,545,720 respectively]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on public companies with characteristics similar to the Company.

	Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
Grant date	$	$	%	%	[years]
May 27, 2020	3.70	3.70	84	0.4	5
May 27, 2020	2.78	3.70	84	0.4	5
October 23, 2020	3.70	3.70	97	0.4	5
November 24, 2020	16.29	13.03	101	0.4	5
November 24, 2020	5.68	5.72	75	3.6	4
February 23, 2021	15.75	15.05	103	0.6	5
May 14, 2021	5.68	5.72	75	3.6	3
July 14, 2021	9.25	9.01	105	0.7	5
September 21, 2021	8.85	8.58	106	0.9	5
January 22, 2022	5.65	5.52	107	1.5	5
November 30, 2022	6.09	6.09	107	3.1	5
December 1, 2022	5.83	5.83	107	3.0	5
March 22, 2023	5.76	5.14	75	3.6	2
March 25, 2023	5.77	5.23	75	3.6	3
March 25, 2023	5.77	5.23	75	3.6	4
April 20, 2023	5.79	5.27	75	3.6	5

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

The following tables summarize information regarding the option grants outstanding as at May 31, 2023:

	Number of options	Weighted average exercise price
	#	$
Balance at August 31, 2021	1,659,121	9.95
Granted	152,500	6.70
Forfeited	(102,500)	13.59
Exercised	(2,703)	3.70
Balance at August 31, 2022	1,706,418	9.45
Granted	160,500	5.84
Forfeited /cancelled	(372,253)	13.09
Stock options modifications	(322,000)	11.75
Exercised	(5,057)	3.70
Balance at May 31, 2023	1,167,608	5.11

On March 25, 2023, 425,000 options previously granted to directors and officers of the Company with exercise price ranging from U.S. $7.42 ($8.98) to U.S. $12.50 ($16,29) and five-year term were cancelled and the Company agreed to issue 255,000 stock options with an exercise price of U.S. $4.21 ($5.78). The modification of these stock options granted resulted in an increase in the fair value of the stock options at the date of modification of $129,800, recorded as stock base compensation expense for the three and nine months ended May 31, 2023.

Exercise price range	Number of options outstanding	Weighted average grant date fair value	Weighted average remaining contractual life	Exercisable options
$	#	$	[years]	#
2.78 - 3.70	511,608	2.48	2.16	497,869
5.65 – 5.83	586,000	2.85	4.51	498,300
6.09 – 8.85	35,000	6.05	7.35	25,000
16.29	35,000	9.33	7.50	35,000

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 151,800 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $12.50 ($16.53).

On August 5, 2022, the Company granted the underwriter the option to purchase 50,000 Voting Common Shares of the Company for a period of four years from the grant date at an exercise price of U.S. $8.00 ($10.30).

On January 19, 2023, as part of a share subscription [note 15], the Company issued warrants with the option to purchase 554,253 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.63).

On February 17, 2023, as part of a share subscription [note 15], the Company issued warrants with the option to purchase 475,059 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.67).

On April 19, 2023, as part of a share subscription [note 15], the Company issued warrants with the option to purchase 381,293 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.64).

The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on public companies with characteristics similar to the Company.

	Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
Grant date	$	$	%	%	[years]
August 5, 2022	10.30	7.20	100	2.9	3
January 19, 2023	5.63	5.63	100	3.4	3
February 17, 2023	5.67	6.05	100	4.0	3
April 19, 2023	5.64	5.55	75	3.9	3

	Exercise price	Number of warrants outstanding	Weighted average remaining contractual life
Grant date	$	#	[years]
November 23, 2020	16.53	151,800	2.25
August 5, 2022	10.30	50,000	2.92
January 19, 2023	5.63	554,253	2.63
February 17, 2023	5.67	475,059	2.72
April 19, 2023	5.64	381,293	2.88

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

17. Revenues

	Three months ended May 31, 2023	Three months ended May 31, 2022	Nine months ended May 31, 2023	Nine months ended May 31, 2022
	$	$	$	$
Sale of electric boats	341,397	613,354	692,638	873,158
Sale of parts and boat maintenance	80,443	32,878	255,299	56,968
Boat rental and boat club membership revenue	878,260	1,368,537	2,583,118	3,045,014
	1,300,100	2,014,769	3,531,055	3,975,140

During November 2022, the Company entered into a contract with a customer for the sale of powertrain systems, which was determined to be onerous since the unavoidable costs (i.e., the costs that the Company cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. As a result, the Company recorded the present obligation under the onerous contract as a provision of $220,000 presented in trade and other payables as at November 30, 2022, February 28, 2023 and May 31, 2023.

The geographical distribution of revenues from external customers is as follows:

	Sale of electric	Rental of	Three months ended May 31, 2023
	boats	electric boats	Total
	$	$	$
Canada	184,199	-	184,199
USA	140,041	878,260	1,018,301
Other	97,600	-	97,600
	421,840	878,260	1,300,100

	Sale of electric	Rental of	Three months ended May 31, 2022
	boats	electric boats	Total
	$	$	$
Canada	229,972	-	229,972
USA	416,260	1,368,537	1,784,797
	646,232	1,368,537	2,014,769

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

			Nine months
			ended May 31,
	Sale of electric	Rental of	2023
	boats	electric boats	Total
	$	$	$
Canada	184,199	-	184,199
USA	666,138	2,583,118	3,249,256
Other	97,600	-	97,600
	947,937	2,583,118	3,531,055

	Sale of electric	Rental of	Nine months ended May 31, 2022
	boats	electric boats	Total
	$	$	$
Canada	370,448	-	370,448
USA	559,678	3,045,014	3,604,692
	930,126	3,045,014	3,975,140

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

18. Grants and investment tax credits

During the three and nine months ended May 31, 2023, the Company recognized grants and investment tax credits amounting to $39,940 and $39,940 respectively [May 31, 2022 – $607,256 and $1,410,605], of which $39,940 and $39,940 respectively are presented against research and development expenses [May 31, 2022 – $607,256 and $1,384,516 respectively].

19. Net finance expense (income)

	Three months ended May 31, 2023	Three months ended May 31, 2022	Nine months ended May 31, 2023	Nine months ended May 31, 2022
	$	$	$	$
Interest and bank charges	73,789	42,274	200,924	123,972
Interest income	-	(85,000)	(311,667)	(257,891)
Foreign currency exchange (gain) loss	13,544	27,334	(105,179)	(89,162)
Transaction costs [note 15]	51,199	-	489,096	-
Gain on derivative liabilities [note 15]	(1,551,616)	-	(1,613,058)	-
Loss on Debentures [note 5]	-	115,000	109,667	436,500
	(1,413,084)	99,608	(1,230,217)	213,419

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

20. Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

●	Level 1: Quoted prices in active markets for identical items [unadjusted];
●	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and
●	Level 3: Unobservable inputs [i.e., not derived from market data].

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances to/from related parties and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Classified as Level 2, the fair value of Debentures was estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which is based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which is based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model included a fair value adjustment based on an initial calibration exercise. During the three months ended February 28, 2023, the Company recorded an impairment loss on the Debentures based on the estimated recoverable amount of the financial asset [note 5].

The fair value of the derivative liabilities related to the warrants issued is classified as Level 2 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. As at May 31, 2023, if the volatility used was increased by 10% the impact would be an increase of $378,000 to the derivative liabilities with corresponding increase in total comprehensive loss.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

21. Segment information

The Company operates in two reportable business segments.

The two reportable business segments offer different products and services, require different processes and are based on how the financial information is produced internally for the purposes of monitoring operating results and making decisions about resource allocation and performance assessment by the Company’s Chief Operating Decision Maker.

The following summary describes the operations of each of the Company’s reportable business segments:

●	Sale of electric boats – manufacture of customized electric boats for consumer market and sale of boat parts maintenance, and
●	Rental of electric boat – short-term rental operation and boat club membership.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

	Three months ended May 31, 2023
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Revenue from external customers	421,840	878,260	-	1,300,100
Revenue from other segments	346,954	54,619	(401,573)	-
Segment revenues	768,794	932,879	(401,573)	1,300,100
Segment gross profit	157,321	247,188	(32,158)	372,351

Segment loss before tax	(2,850,077)	(359,047)	(87,943)	(3,297,067)
Research and development	794,528	-	(42,854)	751,674
Office salaries and benefits	664,300	235,564	-	899,864

	Three months ended May 31, 2022
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Revenue from external customers	646,232	1,368,537	-	2,014,769
Revenue from other segments	105,272	16,512	(121,784)	-
Segment revenues	751,504	1,385,049	(121,784)	2,014,769
Segment gross profit	271,869	854,620	(2,369)	1,124,120

Segment profit (loss) before tax	(2,188,967)	319,593	15,420	(1,853,954)
Research and development	32,670	-	-	32,670
Office salaries and benefits	749,455	218,671	-	968,126

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

	Nine months ended May 31, 2023
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Revenue from external customers	947,937	2,583,118	-	3,531,055
Revenue from other segments	826,869	331,839	(1,158,708)	-
Segment revenues	1,774,806	2,914,957	(1,158,708)	3,531,055
Segment gross profit	(421,138)	1,227,288	(280,199)	525,951

Segment loss before tax	(16,120,375)	(485,100)	(186,449)	(16,791,924)
Research and development	5,300,530	-	(228,102)	5,072,428
Office salaries and benefits	2,014,875	710,174	-	2,725,049

	Nine months ended May 31, 2022
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Revenue from external customers	930,126	3,045,014	-	3,975,140
Revenue from other segments	433,898	64,281	(498,179)	-
Segment revenues	1,364,024	3,109,295	(498,179)	3,975,140
Segment gross profit	237,024	1,745,821	(87,526)	1,895,319

Segment profit (loss) before tax	(9,199,678)	229,267	(42,535)	(9,012,946)
Research and development	50,179	-	-	50,179
Office salaries and benefits	1,869,128	702,820	-	2,571,948

	As at May 31, 2023
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Segment assets	18,451,237	13,864,952	(10,412,497)	21,903,692
Cash	1,372,769	163,295	-	1,536,064
Additions to property and equipment	163,880	890,777	(175,554)	879,103
Additions to intangible assets	-	-	-	-
Segment liabilities	7,427,977	3,509,640	(1,324,391)	9,613,226

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

	As at August 31, 2022
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Segment assets	24,499,107	14,039,428	(9,438,326)	29,100,209
Cash	4,146,260	1,678,456	-	5,824,716
Additions to property and equipment	412,158	859,176	(162,446)	1,108,888
Additions to intangible assets	32,202	-	-	32,202
Segment liabilities	2,023,368	3,311,128	(262,883)	5,071,613

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

22. Additional cash flows information

Financing and investing activities not involving cash:

	Nine months ended May 31, 2023	Nine months ended May 31, 2022
	$	$
Additions to right-of-use assets	922,479	208,534
Lease termination	131,247	148,002

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2023

23. Commitments

In addition to the obligations under leases [note 12], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the purchase obligations over the next years, is as follows:

$
2023	1,222,198
2024	4,052,051

In October 2021, EB Rental Ltd. has entered into lease arrangement for premises, which have not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at May 31, 2023. The lease offers EB Rental Ltd. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date.

The Company’s undiscounted lease commitments related to this lease are as follows as at May 31, 2023:

$
2024	67,990
2025	164,536
2026	167,827
2027 and thereafter	448,815

24. Subsequent events

During the months of June and July 2023, the Company issued a total of 10,870 Voting Common Shares to third parties in exchange of sub-contracting services provided to the Company related to investor relations.

On June 16, 2023, the Company issued 493,828 Voting Common Shares and warrants to purchase Voting Common Shares as part of the financing rounds for total cash consideration of $2,485,740, net of transaction costs of $158,664. The warrants issued are to purchase 493,828 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.05.